Exhibit 99.1
[Relevant Portion of May 29, 2009 Email from Keith Istre]
     “[E]mployees who currently have outstanding options (both vested and non-vested) will be receiving a package Thursday, June 4th outlining an offer to exchange existing options for new options at the closing stock price on July 2, 2009. This will be followed up with a conference call for all option holders on Tuesday, June 9th at 10:30 a.m. central. The purpose of the call is to explain the reason and mechanics behind the tender and answer questions. During the call, there will be a slide presentation via the web. A hard copy of this presentation will also be included in the option holder’s packet along with instructions regarding dial in, applicable codes, etc. will be included in the packet.”